UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2009
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.                    Form 20-F      ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          .......................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          .......................

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:        Yes  ☐            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.                       ………...............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 28, 2009	By:	STENA AB (PUBL)

/s/ Staffan Hultgren

		Name:	Staffan Hultgren
Director of Business Administration and Principal Financial Officer

Forward-looking statements

       This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this current report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-	changes in general economic and business conditions and markets;
-	changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to or filed with the Securities and Exchange Commission from time to time.

       The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

Condensed Consolidated Income Statements for
the three month period ended June 30, 2008 and June 30, 2009	3

Condensed Consolidated Income Statements for
the six month periods ended June 30, 2008 and June 30, 2009	4

Condensed Consolidated Balance Sheets as of
December 31, 2008 and June 30, 2009	6

Consolidated Statements of Changes in Shareholders' Equity for the six
Month period ended June 30, 2008 and June 30, 2009	7

Condensed Consolidated Statements of Cash Flow for
the six month periods ended June 30, 2008 and June 30, 2009	8

Notes to Condensed Consolidated Financial Statements	9 - 10

OPERATING AND FINANCIAL REVIEW	11 - 21

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	22 - 26

Condensed Consolidated Income Statements (unaudited)

	Three month period ended
	June 30, 2008	June 30, 2009
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	2,690	2,531	327
Drilling	1,267	2,101	271
Shipping	1,072	773	100
Property	518	551	71
New Businesses	710	1,450	187
Other	-	-	-
Total revenues	6,257	7,406	956

Net valuation on investment properties	(41)	(181)	(23)
Net gain on sales of assets	167	161	20
Total other income	126	(20)	(3)

Direct operating expenses:
Ferry operations	(1,874)	(1,869)	(241)
Drilling	(471)	(623)	(80)
Shipping	(829)	(802)	(103)
Property	(179)	(167)	(22)
New Businesses	(564)	(1,036)	(134)
Other	(3)	(8)	(1)
Total direct operating expenses	(3,920)	(4,505)	(581)

Selling and administrative expenses	(640)	(810)	(105)
Depreciation and amortization	(519)	(865)	(111)

Total operating expenses	(5,079)	(6,180)	(797)

Income from operations	1,304	1,206	156
Financial income and expense:
Share of affiliated companies results	15	(5)	(1)
Dividends received	171	41	5
Gain (loss) on securities, net	278	415	54
Interest income	222	194	25
Interest expense	(275)	(430)	(56)
Foreign exchange gains (losses), net	52	(173)	(22)
Other financial income (expense), net	(59)	100	13

Total financial income and expense	404	142	18

Income before taxes	1,708	1,348	174
Income taxes	(197)	(33)	(4)

Net income	1,511	1,315	170
Earnings attributable to:
Equity holders of the Parent Company	1,508	1,325	171
Minority interests	3	(10)	(1)
Net Income	1,511	1,315	170

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Condensed Consolidated Income Statements (unaudited)

	Six month period ended
	June 30, 2008	June 30, 2009
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,727	4,350	561
Drilling	2,400	4,296	554
Shipping	2,000	1,686	218
Property	1,035	1,092	141
New Businesses	1,187	2,547	329
Other	1	3	0
Total revenues	11,350	13,974	1,803

Net valuation on investment properties	(140)	(297)	(38)
Net gain on sales of assets	200	170	22
Total other income	60	(127)	(16)

Direct operating expenses:
Ferry operations	(3,481)	(3,422)	(442)
Drilling	(951)	(1,536)	(198)
Shipping	(1,599)	(1,606)	(207)
Property	(374)	(387)	(50)
New Businesses	(973)	(1,868)	(241)
Other	(8)	(20)	(3)
Total direct operating expenses	(7,386)	(8,839)	(1,141)

Selling and administrative expenses	(1,231)	(1,625)	(210)
Depreciation and amortization	(1,012)	(1,671)	(216)

Total operating expenses	(9,629)	(12,135)	(1,567)

Income from operations	1,781	1,712	220
Financial income and expense:
Share of affiliated companies results	38	17	2
Dividends received	192	52	7
Gain (loss) on securities, net	355	(24)	(3)
Interest income	466	418	54
Interest expense	(854)	(976)	(126)
Foreign exchange gains (losses), net	38	(166)	(21)
Other financial income (expense), net	(84)	(25)	(3)

Total financial income and expense	151	(704)	(90)

Income before taxes	1,932	1,008	130
Income taxes	59	61	8

Net income	1,991	1,069	138
Earnings attributable to:
Equity holders of the Parent Company	1,993	1,092	141
Minority interests	2	(23)	(3)
Net Income	1,991	1,069	138

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

 Consolidated Statements of Comprehensive Income (unaudited)

	Six month period ended June 30,
	2008	2009
	SEK	SEK
	(in millions)

Result for the period	1,991	1,069

Other comprehensive income
Fair value gains on available-for-sale financial assets, net of tax	(507)	351
Cash flow hedges, net of tax	1,227	1,538
Currency translation differences	(340)	(637)
Equity hedge, net of tax	62	4
Total comprehensive income for the period	2,433	2,325

Total comprehensive income attributable to:
- owners of the company	2,446	2,353
- minority interest	(13)	(28)
Total comprehensive income for the period	2,433	2,325

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2008	June 30, 2009
	SEK	SEK	$
ASSETS	(in millions)
Noncurrent assets:
Intangible assets	3,038	3,032	391
Tangible fixed assets:
Vessels	24,391	23,309	3,008
Construction in progress	7,555	8,587	1,108
Equipment	1,373	2,152	278
Ports	946	1,031	133
Buildings and land	898	704	91
Total tangible fixed assets	35,163	35,783	4,618

Property	23,320	23,262	3,002

Financial fixed assets:
Investment in affiliated companies	932	943	122
Investment in SPEs	9,973	9,638	1,243
Marketable securities	2,650	2,348	303
Other assets	5,771	4,820	622
Total financial fixed assets	19,326	17,749	2,290
Total noncurrent assets	80,847	79,826	10,301
Current assets:
Inventories	675	711	92
Trade debtors	3,649	3,388	437
Other receivables	3,532	3,732	482
Prepaid expenses and accrued income	1,694	2,216	286
Short-term investments	5,093	4,552	587
Cash and cash equivalents	1,431	1,388	179
Fixed assets held for sale	448	458	59
Total current assets	16,522	16,445	2,122

Total assets	97,369	96,271	12,423

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	1,172	2,470	319
Retained earnings	24,165	25,686	3,314
Net Income	1,745	1,069	138
Minority interests	367	339	44
Total shareholders’ equity	27,454	29,569	3,816
Noncurrent liabilities:
Long-term debt	34,671	32,267	4,164
Debt in SPEs	9,492	9,283	1,198
Senior notes	6,622	6,542	844
Capitalized lease obligations	1,991	1,659	214
Other noncurrent liabilities	1,972	1,746	225
Other interest bearing debt	682	683	88
Pension liabilities	1,267	1,242	160
Other provisions	2,029	2,195	283
Deferred income taxes	3,571	3,461	447
Total noncurrent liabilities	62,297	59,078	7,623
Current liabilities:
Short-term debt	1,389	1,585	206
Capitalized lease obligations	135	352	45
Trade accounts payable	1,220	1,599	206
Income tax payable	79	101	13
Other current liability	1,951	1,149	148
Accrued costs and prepaid income	2,844	2,838	366
Total current liabilities	7,618	7,624	984

Total shareholders’ equity and liabilities	97,369	96,271	12,423

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income	Total	Minority interest	Total Equity

Closing balance as of December 31, 2007	5	1,636	24,574	26,215	171	26,386

Exchange differences arising on the translation of foreign operations, net of tax		(329)		(329)	(11)	(340)
Change in Hedging reserve, net of tax
- bunker hedge		1,227		1,227		1,227
Change in fair value reserve, net of tax		(507)		(507)		(507)
Change in net investment hedge, net of tax		62		62		62
Net income recognized directly in equity		453		453	(11)	442
Net income			1,993	1,993	(2)	1,991
Total recognized income and expense		453	1,993	2,446	(13)	2,433
Dividend			(390)	(390)		(390)
Transfer to charity trust			(40)	(40)		(40)
Closing balance as of June 30, 2008	5	2,089	26,137	28,231	158	28,389

Closing balance as of December 31, 2008	5	1,186	25,896	27,087	367	27,454

Exchange differences arising on the translation of foreign operations, net of tax		(632)		(632)	(5)	(637)
Change in Hedging reserve, net of tax
- bunker hedge		1,497		1,497		1,497
- interest swap hedge		41		41		41
Change in fair value reserve, net of tax		351		351		351
Change in net investment hedge, net of tax		4		4		4
Net income recognized directly in equity		1,261		1,261	(5)	1,256
Net income			1,092	1,092	(23)	1,069
Total recognized income and expense		1,261	1,092	2,353	(28)	2,325
Dividend			(190)	(190)		(190)
Transfer to charity trust			(20)	(20)		(20)
Closing balance as of June 30, 2009	5	2,447	26,778	29,230	339	29,569

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Condensed Consolidated Statements of Cash Flow (unaudited)

	Six month period ended
	June 30, 2008	June 30, 2009
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	1,991	1,069	138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,012	1,671	216
Net valuation of investment properties	140	297	38
Gain on sale of assets	(200)	(170)	(22)
(Gain) loss on securities, net	(355)	24	3
Unrealized foreign exchange (gains) losses	89	256	33
Deferred income taxes	(159)	(177)	(23)
Provision for pensions	(128)	(128)	(16)
Net cash flows from trading securities	94	(179)	(23)
Share of affiliated companies results	(38)	(17)	(2)
Dividend from affiliated companies	38	-	-
Other non cash items	(87)	173	22
Receivables	151	1,397	180
Prepaid expenses and accrued income	(355)	(549)	(71)
Inventories	(74)	(45)	(6)
Trade accounts payable	135	382	49
Accrued costs and prepaid income	1,328	269	35
Income tax payable	(11)	24	3
Other current liabilities	381	(1,217)	(157)
Net cash provided by operating activities	3,952	3,080	397

Net cash flows from investing activities:
Purchase of intangible assets	(35)	(27)	(3)
Cash proceeds from sale of property, vessels and equipment	1,005	375	48
Capital expenditure on property, vessels and equipment	(4,474)	(2,754)	(355)
Purchase of subsidiaries, net of cash acquired	(55)	-	-
Investment in affiliated companies	(407)	(2)	0
Proceeds from sale of securities	4,104	2,235	288
Purchase of securities	(2,774)	(1,046)	(135)
Other investing activities	(336)	54	7
Net cash used in investing activities	(2,972)	(1,165)	(150)

Net cash flows from financing activities:
Proceeds from issuance of debt	3,903	1,343	173
Principal payments on debt	(1,523)	(828)	(107)
Net change in borrowings on line-of-credit agreements	(2,001)	(2,682)	(346)
Principal payments on capital lease obligations	(543)	(65)	(8)
Net change in restricted cash accounts	3	591	76
Dividend paid	(390)	(190)	(25)
Other financing activities	7	(119)	(15)
Net cash used in financing activities	(544)	(1,950)	(252)

Effect of exchange rate changes on cash and cash equivalents	21	(8)	(1)

Net change in cash and cash equivalents	457	(43)	(6)

Cash and cash equivalents at beginning of period	708	1,431	185

Cash and cash equivalents at end of period	1,165	1,388	179

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1  Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company” ) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2008, which have been prepared in accordance with IFRS, International Financial Reporting Standards.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the six months ended June 30, 2009, are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars (“$”) using the noon buying rate on June 30, 2009, of $1 = SEK 7.7492.

Note 2 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2008, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following revised standard is mandatory for the first time for the financial year beginning January 1, 2009.

–	IAS 1 (revised), “Presentation of financial statements”. The revised standard prohibits the presentation of items of income and expenses (that is “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All “non-owner changes in equity” are required to be shown in a performance statement.

–	Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

–	The Company has elected to present two statements: an income statement and a statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

	(SEK in millions)	Three month period		Six month period
		ended June 30,		ended June 30,
		2008	2009	2008	2009
	Income from operations:
	Ferry operations	301	120	224	(137)
	Drilling	504	971	896	1,726
Shipping:	Roll-on/Roll-off vessels	12	32	37	61
	Crude oil tankers	77	(279)	82	(363)
	Other shipping	(5)	4	(5)	11
	Net gain on sale of vessels	-	151	33	151
	Total shipping	84	(92)	147	(140)
	Property:	293	337	566	613
	Net gain on sale of properties	167	10	167	19
	Net valuations on investment
	properties	(41)	(181)	(140)	(297)
	Total property	419	166	593	335
	New Businesses	62	121	68	94
	Other	(66)	(80)	(147)	(166)

	Total	1,304	1,206	1,781	1,712

	(SEK in millions)	Three month period		Six month period
		ended June 30,		ended June 30,
		2008	2009	2008	2009
	Depreciation and amortization:
	Ferry operations	255	276	504	551
	Drilling	201	390	393	799
Shipping:	Roll-on/Roll-off vessels	25	35	51	71
	Crude oil tankers	23	101	31	130
	Other shipping	3	3	6	6
	Total shipping	51	139	88	207
	Property	2	-	3	1
	New Businesses	10	58	21	110
	Other	2	2	3	3

	Total	519	865	1,012	1671

	(SEK in millions)	Six month period
		ended June 30,
		2008	2009
	Capital expenditures:
	Ferry operations	501	443
	Drilling	2,146	1,849
Shipping:	Roll-on/Roll-off vessels	0	3
	Crude oil tankers	1,231	12
	Other shipping	0	1
	Total shipping	1,231	16
	Property	517	347
	New Businesses	75	93
	Other	4	6

	Total	4,474	2,754

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased drilling units, tankers and Roll-on/Roll-off vessels, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling units and real estate also may have an impact on the results of each period.

Highlights of the first six months of 2009

During 2008, we invested in the Weavering Capital Macro Fixed Income fund. On March 11, 2009, the British hedge fund company Weavering Capital UK decided to close its Macro Fixed Income fund due to liquidity problems. The auditing firm PricewaterhouseCoopers has been appointed as liquidators of the fund. We do not expect to be able to recoup the major part of this investment. Accordingly, our entire investment of $10 million was written down in March 2009.

In May 2009, we sold our shares in Meda for SEK 598 million. Stena Sessan’s option to acquire the shares was subsequently exercised with a cash settlement of SEK 165 million.

In June 2009, we sold the vessels Stena HSS Discovery and Stena Transporter for an aggregate gain of SEK 151 million.

In June 2008, we sold properties for a gain of SEK 19 million.

SUBSEQUENT EVENTS

Stena Forth, the third DrillMax vessel, was delivered from the Samsung shipyard on August 13, 2009 and commenced a five-year charter to Hess.

In August 2009, the financial lease for Stena Forth was terminated. As a consequence of the termination of the lease, the income that the five-year lease would have generated will be reported in the third quarter of 2009.

In July 2009, we sold 50% of the shares (626,494 shares) in General Maritime.

In July 2009, the Company acquired a new vessel, Seafrance Manet, to be put into the ferry operations in the fourth quarter of 2009.

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (“SEK”), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Approximately 35% of the Company's total revenues are generated in US dollars and approximately 30% are generated in SEK.

Approximately 27% of the Company's total expenses are incurred in US dollars and approximately 37% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	April-June	April-June		Jan-June	Jan-June
	2008	2009	Change	2008	2009	Change

US $	5.99	7.93	32%	6.14	8.17	33%
British pound	11.79	12.26	4%	12.11	12.15	-
Euro	9.35	10.79	15%	9.38	10.87	16%

Closing rates:				As of	As of	Change
				December 31,	June 30,
				2008	2009

US $				7.8212	7.7327	(1%)
British pound				11.4303	12.7217	11%)
Euro				10.9500	10.8401	(1%)

THREE MONTHS ENDED JUNE 30, 2009, COMPARED TO THREE MONTHS ENDED
JUNE 30, 2008

Revenues

Total revenues increased SEK 1,149 million, or 18%, in the three months ended June 30, 2009, to SEK 7,406 million from SEK 6,257 million in the three months ended June 30, 2008, as a result of increased revenues in drilling, Roll-on/Roll-off vessels, property and new businesses “Adactum” operations, together with the strengthening of the US dollar and the Euro against the SEK, partly offset by reduced revenues from the ferry and tanker operations.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations decreased SEK 159 million, or 6%, in the three months ended June 30, 2009, to SEK 2,531 million from SEK 2,690 million in the three months ended June 30, 2008, mainly due to lower revenues from the freight business due to lower volumes of freight units, offset by the strengthening of the Euro against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling units. Revenues from drilling operations increased SEK 834 million, or 66%, in the three months ended June 30, 2009, to SEK 2,101 million from SEK 1,267 million in the three months ended June 30, 2008, mainly due to the new contract at higher day rates for Stena Clyde and operations of the second DrillMAX vessel, Stena Carron, delivered in August 2008, together with the strengthening of the US dollar against the SEK, offset by the return of the bareboat chartered drilling unit Songa Dee to its owners Songa Offshore AS in March 2009. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 299 million, or 28%, in the three months ended June 30, 2009, to SEK 773 million from SEK 1,072 million in the three months ended June 30, 2008.

Revenues from crude oil tankers decreased SEK 336 million, or 36%, in the three months ended June 30, 2009, to SEK 596 million from SEK 932 million in the three months ended June 30, 2008, mainly due to lower charter rates in the spot market and smaller fleet, partly offset by the strengthening of the US dollar with respect to the SEK. In the three months ended June 30, 2009, the Company operated an average of 35 tankers (chartered in or owned), compared to an average of 40 tankers in the three months ended June 30, 2008.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 21 million, or 21%, in the three months ended June 30, 2009, to SEK 123 million from SEK 102 million in the three months ended June 30, 2008, mainly due to the strengthening of the Euro against the SEK.

Revenues from Other Shipping increased SEK 16 million, or 42%, in the three months ended June 30, 2009, to SEK 54 million from SEK 38 million in the three months ended June 30, 2008, due to a larger workforce, rental income from premises leased out and other business in Northern Marine Management, together with the strengthening of the US Dollar against the GBP.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 33 million, or 6%, in the three months ended June 30, 2009, to SEK 551 million from SEK 518 million in the three months ended June 30, 2008, mainly due to increased rents and, to a lesser extent, the strengthening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 740 million, or 104%, in the three months ended June 30, 2009, to SEK 1,450 million from SEK 710 million in the three months ended June 30, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with  increased business activities in all subsidiaries. Of the total revenues in the three months ended June 30, 2009, SEK 639 million were related to Ballingslöv International  AB (publ) (“Ballingslöv”), SEK 425 million related to Blomsterlandet AB (“Blomsterlandet”), SEK 370 million related to Envac AB (“Envac”) and SEK 16 million related to Stena Renewable AB (“Stena Renewable”) as compared to SEK 377 million related to Blomsterlandet, SEK 330 million related to Envac and SEK 3 million related to Stena Renewable in the three months ended June 30, 2008.

Other income
Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK (181) million for the three months ended June 30,

2009, as compared to net losses of SEK (41) million for the three months ended June 30, 2008, mainly due to a general decrease in investment property market values and increased maintenance.

Net Gain on Sale of Assets

Net Gain on Sale of Vessels, Shipping. In the three months ended June 30, 2009, gains of SEK 151 million were recorded on the sales of the HSS vessels Stena Discovery and the RoPax vessel Stena Transporter. In the three months ended June 30, 2008, no vessel sales were made.

Net Gain on Sale of Properties. In the three months ended June 30, 2009, gains of SEK 10 million were recorded on the sale of properties. In the three months ended June 30, 2008, gains of SEK 167 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 585 million, or 15%, in the three months ended June 30, 2009, to SEK 4,505 million from SEK 3,920 million in the three months ended June 30, 2008, mainly as a result of increased operating expenses in the Drilling and New Business operations, together with the strengthening of the US dollar and the Euro against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in the Company’s seasonal requirements. Direct operating expenses for ferry operations decreased SEK 5 million in the three months ended June 30, 2009, to SEK 1,869 million from SEK 1,874 million in the three months ended June 30, 2008, mainly due to decreased costs for products due to lower sales, together with decreased expenses for bunker fuel, partly offset by the strengthening of the Euro against the SEK. Direct operating expenses for ferry operations for the three months ended June 30, 2009, was 74% of revenues, as compared to 70% for the three months ended June 30, 2008.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 152 million, or 32%, in the three months ended June 30, 2009, to SEK 623 million from SEK 471 million in the three months ended June 30, 2008. The increase is mainly due to costs related to the operation of the second DrillMAX vessel Stena Carron, together with increased personnel expenses and costs for maintenance and repair for the units and the strengthening of the US dollar against the SEK, offset by positive operational exchange differences due to the strong US dollar and the return of the bareboat chartered drilling unit Songa Dee to its owner Songa Offshore AS in March 2009. Direct operating expenses from drilling operations for the three months ended June 30, 2009, were 30% of drilling revenues, as compared to 37% for the three months ended June 30, 2008.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 27 million, or 3%, in the three months ended June 30, 2009, to SEK 802 million from SEK 829 million in the three months ended June 30, 2008.

Direct operating expenses associated with crude oil tankers decreased SEK 30 million, or 4%, in the three months ended June 30, 2009, to SEK 743 million from SEK 773 million in the three months ended June 30, 2008, mainly due to a reduced fleet, offset by the strengthening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended June 30, 2009, were 125% of revenues, as compared to 83% for the three months ended June 30, 2008. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 11 million, or 19%, in the three months ended June 30, 2009, to SEK 46 million from SEK 57 million in the three months ended June 30, 2008, mainly due the purchase of the RoRo vessel Mount Ventoux, which earlier was chartered in from Stena Metall, offset in part by the strengthening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended June 30, 2009, were 37% of revenues, as compared to 56% for the three months ended June 30, 2008.

Direct operating expenses with respect to Other Shipping increased SEK 14 million in the three months ended June 30, 2009, to SEK 13 million from SEK (1) million in the three months ended June 30, 2008, due to increased wage expense due to a larger workforce and other business in Northern Marine Management, together with the strengthening of the US Dollar against the GBP.

Property. Property expenses consist primarily of maintenance, heating and personnel costs, together with results from indirect investment in property funds. Direct operating expenses from property operations decreased SEK 12 million, or 7%, in the three months ended June 30, 2009, to SEK 167 million from SEK 179 million in the three months ended June 30, 2008, mainly due to lower energy costs due to warmer weather and positive results from indirect property funds, partly offset by higher costs for maintenance. Direct operating expenses from property operations in the three months ended June 30, 2009, were 30% of property revenues, as compared to 35% for the three months ended June 30, 2008.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses from Adactum operations increased SEK 472 million, or 84%, in the three months ended June 30, 2009, to SEK 1,036 million from SEK 564 million in three months ended June 30, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased business activity in all subsidiaries. Of the total operating expenses in the three months ended June 30, 2009, SEK 410 million related to Ballingslöv, SEK 345 million related to Blomsterlandet, SEK 278 million related to Envac and SEK 3 million related to Stena Renewable as compared to SEK 325 million related to Blomsterlandet, SEK 238 million related to Envac and SEK 1 million related to Stena Renewable in the three months ended June 30, 2008. Direct operating expenses for Adactum operations for the three months ended June 30, 2009, were 71% of revenues, as compared to 79% for the three months ended June 30, 2008.

Selling and administrative expenses

Selling and administrative expenses increased SEK 170 million, or 27%, in the three months ended June 30, 2009, to SEK 810 million from SEK 640 million in the three months ended June 30, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008. Excluding Ballingslöv, selling and administrative expenses increased 3% in the three months ended June 30, 2009. Total selling and administrative expenses in the three months ended June 30, 2009, were 11% of total revenues as compared to 10%  for the three months ended June 30, 2008.

Depreciation and amortization

Depreciation and amortization charges increased SEK 346 million, or 67%, in the three months ended June 30, 2009, to SEK 865 million from SEK 519 million in the three months ended June 30, 2008, mainly as a result of depreciation charges for the second delivered DrillMAX vessel Stena Carron, together with other vessels acquired and the consolidation Ballingslöv as of July 10, 2008. The strengthening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling units which are denominated in US dollars, contributed to the increase in the depreciation and amortization charges. Depreciation and amortization charges in the three months ended June 30, 2009 also includes impairment charges of SEK 75 million related to three medium range tankers.

Income from Operations

All business areas, with the exception of the Company’s ferry operations and tanker operations, reported increased income from operations in the three months ended June 30, 2009 compared to the same period prior year.

Primarily as a result of lower freight volumes, income from operations for our ferry business during the last three months of 2009 was a gain of SEK 120 million. The ferry business is seasonal with the period from June through September being the peak travel season for passengers.

Primarily as a result of lower charter rates in the spot market, income from operations for our crude oil tankers during the last three months of 2009 was a loss of SEK 279 million.

Financial income and expense, net

Financial income and expense, net decreased by SEK 262 million in the three months ended June 30, 2009, to SEK 142 million from SEK 404 million in the three months ended June 30,  2008.

Share of affiliated companies’ results in the three months ended June 30, 2009, refers to the Company’s portion of the results of Midelfart Sonesson AB (publ) (“Midelfart Sonesson”), Gunnebo AB (publ) (“Gunnebo”) and MPP Mediatec Group AB (“Mediatec”). As of June 30, 2009, the Company’s ownership in the capital of Midelfart Sonesson was 22.9%, the ownership in the capital of Gunnebo was 25.5% and the ownership in the capital of Mediatec was 42.8%.  Share of affiliated companies’ results in the three months ended June 30, 2008, refers to the Company’s portion of the results of Midelfart Sonesson, Ballingslöv, Gunnebo  and Mediatec. As of June 30, 2008, the Company’s ownership in the capital of Midelfart Sonesson was 22.9%, the ownership in the capital of Ballingslöv was 48%, the ownership in the capital of Gunnebo was 25.4% and the ownership in Mediatec was 45%.

Net gain (loss) on securities in the three months ended June 30, 2009, was SEK 415 million, of which SEK (33) million related to net realized losses on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”) of which the major part has already been recorded in shareholders equity in previous periods, SEK 358 million related to net unrealized gains on marketable securities and SEK 90 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended June 30, 2008, was SEK 278 million, of which SEK (2) million related to net realized losses and SEK 280 million related to net unrealized gains.

Interest income in the three months ended June 30, 2009, decreased by SEK 28 million to SEK 194 million from SEK 222 million in the three months ended June 30, 2008. Interest income related to the investments in SPEs decreased by SEK 9 million to SEK 138 million from SEK 147 million.

Interest expense for the three months ended June 30, 2009, increased SEK (155) million to SEK (430) million from SEK (275) million for the three months ended June 30, 2008. Interest expenses from valuation of interest rate swaps was SEK 173 million for the three months ended June 30, 2009, compared to SEK 38 million for the three months ended June 30, 2008. Interest expense for the investments in SPEs decreased SEK (33) million to SEK (53) million from SEK (86) million.

During the three months ended June 30, 2009, the Company had foreign exchange losses, net of SEK (173) million. During the three months ended June 30, 2008, the Company had foreign exchange gains, net of SEK 52 million.

Other financial income (expense) of SEK 100 million for the three months ended June 30, 2009, includes SEK (14) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs and a gain of SEK 124 million related to bunker hedges. Other financial income (expense) of SEK (59) million for the three months ended June 30, 2008, included SEK (22) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs.

Income taxes

Income taxes for the three months ended June 30, 2009, were SEK (33) million, consisting of current taxes of SEK (64) million and deferred taxes of SEK 31 million. Income taxes for the three months ended June 30, 2008, were SEK (197) million, consisting of current taxes of SEK (81) million and deferred taxes of SEK (116) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

SIX MONTHS ENDED JUNE 30, 2009, COMPARED TO SIX MONTHS ENDED
JUNE 30, 2008

Revenues

Total revenues increased SEK 2,624 million, or 23%, in the six months ended June 30, 2009, to SEK 13,974 million from SEK 11,350 million in the six months ended June 30, 2008, as a result of increased revenues in the drilling, Roll-on/Roll-off vessels, property and new businesses “Adactum” operations, together with the strengthening of the US dollar and the Euro against the SEK, partly offset by reduced revenues from the ferry and bulk operations.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations decreased SEK 377 million, or 8%, in the six months ended June 30, 2009 to SEK 4,350 million from SEK 4,727 million in the six months ended June 30, 2008,  mainly due to lower revenues from the freight business due to lower volumes of freight units, offset by the strengthening of the Euro against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling units. Revenues from drilling operations increased SEK 1,896 million, or 79%, in the six months ended June 30, 2009 to SEK 4,296 million from SEK 2,400 million in the six months ended June 30, 2008, mainly due to the new contract for Stena Clyde, operations of the second DrillMAX vessel, Stena Carron, delivered in August 2008 and an off hire period, due to the 5-year Special Periodic Survey, for the Stena Spey in the first quarter 2008, together with the strengthening of the US dollar against the SEK, partly offset by  the return of the bareboat chartered drilling unit Songa Dee to its owners Songa Offshore AS in March 2009. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for the Company’s owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 314 million, or 16%, in the six months ended June 30, 2009 to SEK 1,686 million from SEK 2,000 million in the six months ended June 30, 2008.

Revenues from crude oil tankers decreased SEK 379 million, or 22%, in the six months ended June 30, 2009, to SEK 1,329 million from SEK 1,708 million in the six months ended June 30, 2008, mainly due to lower charter rates in the spot market, offset by strengthening of the US dollar against the SEK. In the six months ended June 30, 2009, the Company operated an average of 35 tankers (chartered in or owned), compared to an average of 41 tankers in the six months ended June 30, 2008.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 32 million, or 15%, in the six months ended June 30, 2009 to SEK 244 million from SEK 212 million in the six months ended June 30, 2008, mainly due to the strengthening of the Euro against the SEK, partly offset by the sale of the RoRo vessel Stena Shipper in the first quarter of 2008.

Revenues from Other Shipping increased SEK 33 million, or 41%, in the six months ended June 30, 2009, to SEK 113 million from SEK 80 million in the six months ended June 30, 2008, due to a larger workforce, rental income from premises leased out and other business in Northern Marine Management, together with the strengthening of the US Dollar against the GBP.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 57 million, or 6%, in the six months ended June 30, 2009, to SEK 1,092 million from SEK 1,035 million in the six months ended June 30, 2008, mainly due to increased rents and an increased number of properties and, to a lesser extent, the strengthening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum´s subsidiaries. Revenues from Adactum increased SEK 1,360 million, or 115%, in the six months ended June 30, 2009, to SEK 2,547 from SEK 1,187 million in the six months ended June 30, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with  increased business activities in all subsidiaries. Of the total revenues in the six months ended June 30, 2009, SEK 1,205 million were related to Ballingslöv, SEK 626 million  to Blomsterlandet, SEK 681 million to Envac and SEK 35 million to Stena Renewable as compared to SEK 597 million related to Blomsterlandet, SEK 579 million related to Envac and SEK 11 million related to Stena Renewable in the six months ended June 30, 2008.

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK (297) million for the six months ended June 30, 2009, as compared to SEK (140) million for the six months ended June 30, 2008, mainly due to a general decrease in investment property market values and increased maintenance.

Net Gain on Sale of Assets

Net Gain on Sale of Vessels, Shipping. In the six months ended June 30, 2009, gains of SEK151 million were recorded on the sales of the HSSvessel Stena Discovery and the RoPax vessel Stena Transporter. In the six months ended June 30, 2008, gains of SEK 33 million were recorded on the sale of the RoRo vessel Stena Shipper and one new built product tanker.

Net Gain on Sale of Properties. In the six months ended June 30, 2009, gains of SEK 19 million were recorded on the sale of properties. In the six months ended June 30, 2008, gains of SEK 167 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 1,453 million, or 20%, in the six months ended June 30, 2009 to SEK 8,839 million from SEK 7,386 million in the six months ended June 30, 2008, mainly as a result of increased operating expenses in the Drilling and New Business operations, together with the strengthening of the US dollar and the Euro against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in the Company’s seasonal requirements. Direct operating expenses for ferry operations decreased SEK 59 million, or 2%, in the six months ended June 30, 2009, to SEK 3,422 million from SEK 3,481 million in the six months ended June 30, 2008, mainly due to decreased costs for products due to lower sales, together with decreased expenses for bunker fuel, partly offset by the strengthening of the Euro against the SEK. Direct operating expenses for ferry operations for the six months ended June 30, 2009, were 79% of revenues, as compared to 74% for the six months ended June 30, 2008.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 585 million, or 62%, in the six months ended June 30, 2009 to SEK 1,536 million from SEK 951 million in the six months ended June 30, 2008. The increase is mainly due to costs related to the operation of the second DrillMAX vessel Stena Carron, together with increased personnel expenses and costs for maintenance and repair for the units and the strengthening of the US dollar against the SEK, partly offset by positive operational exchange differences due to the strong US dollar. Direct operating expenses from drilling operations for the six months ended June 30, 2009, were 36% of drilling revenues, as compared to 40% for the six months ended June 30, 2008.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations increased SEK 7 million in the six months ended June 30, 2009, to SEK 1,606 million from SEK 1,599 million in the six months ended June 30, 2008.

Direct operating expenses associated with crude oil tankers decreased SEK 8 million, or 1%, in the six months ended June 30, 2009, to SEK 1,487 million from SEK 1,495 million in the six months ended June 30, 2009, mainly due to a lower business activity and a reduced fleet, offset by the strengthening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the six months ended June 30, 2009, were 112% of revenues, as compared to 88% for the six months ended June 30, 2008.

Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 13 million, or 12%, in the six months ended June 30, 2009, to SEK 94 million from SEK 107 million in the six months ended June 30, 2008, mainly due the purchase of the RoRo vessel Mount Ventoux, which earlier was chartered in from Stena Metall, together with the sale of the RoRo vessel Stena Shipper in the first quarter of 2008, offset in part by the strengthening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the six months ended June 30, 2009, were 39% of revenues, as compared to 50% for the six months ended June 30, 2008.

Direct operating expenses with respect to Other Shipping increased SEK 28 million in the six months ended June 30, 2009, to SEK 25 million from SEK (3) million in the six months ended June 30, 2008, due to increased wage expense due to a larger workforce and other business in Northern Marine Management, together with the strengthening of the US Dollar against the GBP.

Property. Property expenses consist primarily of maintenance, heating and personnel costs, together with results from indirect property funds. Direct operating expenses for property operations increased SEK 13 million, or 3%, in the six months ended June 30, 2009, to SEK 387 million from SEK 374 million in the six months ended June 30, 2008, mainly due to higher costs for maintenance, offset by lower energy costs due to warmer weather and positive results from indirect property funds . Direct operating expenses from property operations in the six months ended June 30, 2009, were 35% of property revenues, as compared to 36% for the six months ended June 30, 2008.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum´s subsidiaries. Direct operating expenses for Adactum operations increased SEK 895 million, or 92%, in the six months ended June 30, 2009 to SEK 1,868 million from SEK 973 million in six months ended June 30, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased business activity in all subsidiaries. Of the total operating expenses in the six months ended June 30, 2009, SEK 808 million were related to Ballingslöv, SEK 553 million to Blomsterlandet, SEK 504 million to Envac and SEK 4 million related to Stena Renewable as compared to SEK 543 million related to Blomsterlandet, SEK 429 million to Envac and SEK 1 million related to Stena Renewable in the six months ended June 30, 2008. Direct operating expenses for Adactum operations for the six months ended June 30, 2009, were 73% of revenues, as compared to 82% for the six months ended June 30, 2008.

Selling and administrative expenses

Selling and administrative expenses increased SEK 394 million, or 32%, in the six months ended June 30, 2009, to SEK 1,625 million from SEK 1,231 million in the six months ended June 30, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased personnel and consultancy costs and higher costs for advertising. Excluding Ballingslöv, selling and administrative expenses increased 7% in the six months ended June 30, 2009. Total selling and administrative expenses in the six months ended June 30, 2009 were 12% of total revenues as compared to 11% in the six months ended June 30, 2008.

Depreciation and amortization

Depreciation and amortization charges increased SEK 659 million, or 65%, in the six months ended June 30, 2009, to SEK 1,671 million from SEK 1,012 million in the six months ended June 30, 2008, mainly as a result of depreciation charges for the second delivered DrillMAX vessel Stena Carron, together with other vessels delivered and the consolidation Ballingslöv as of July 10, 2008. The strengthening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling units which are denominated in US dollars, contributed to the increase in the depreciation and amortization charges. Depreciation and amortization charges in the six months ended June 30, 2009 also includes impairment charges of SEK 75 million related the three medium range tankers.

Income from Operations

All business areas, with the exception of the Company’s ferry operations and tanker operations, reported increased income from operations in the six months ended June 30, 2009 compared to prior year

Primarily as a result of lower freight volumes, income from operations for our ferry business during the first six months of 2009 was a loss of SEK 137 million.  The ferry business is seasonal with the period from June through September being the peak travel season for passengers.

Primarily as a result of lower charter rates in the spot market, income from operations for our crude oil tankers during the first six months of 2009 was a loss of SEK 363 million.

Financial income and expense, net

Financial income and expense, net decreased by SEK (855) million in the six months ended June 30, 2009, to SEK (704) million from SEK 151 million in the six months ended June 30, 2008.

Share of affiliated companies’ results in the six months ended June 30, 2009, refers to the Company’s portion of the results of Midelfart Sonesson,  Gunnebo and Mediatec. As of June 30, 2009, the Company’s ownership in the capital of Midelfart Sonesson was 22.9%, the ownership in the capital of Gunnebo was 25.5% and the ownership in the capital of Mediatec was 42.8%.  Share of affiliated companies’ results in the six months ended June 30, 2008, refers to the Company’s portion of the results of Midelfart Sonesson, Ballingslöv, Gunnebo and Mediatec. As of June 30, 2008, the Company’s ownership in the capital of Midelfart Sonesson was 22.9%, the ownership in the capital of Ballingslöv was 48%, the ownership in the capital of Gunnebo was 25.4% and the ownership in Mediatec was 45%.

Net gain (loss) on securities in the six months ended June 30, 2009, was SEK (24) million, of which SEK (372) million related to net realized losses on marketable securities and equity securities and investments in SPEs of which the major part has already been recorded in shareholders’ equity in previous periods, SEK 235 million related to net unrealized gains on marketable securities and SEK 113 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the six months ended June 30, 2008, was SEK 355 million, of which SEK 31 million related to net realized gains, SEK (601) million related to net unrealized losses and SEK 925 million related to the termination of the financial leases for Stena DrillMAX and the RoPax vessels Stena Trader and Stena Traveller.

Interest income in the six months ended June 30, 2009, decreased by SEK (48) million to SEK 418 million from SEK 466 million in the six months ended June 30, 2008. Interest income related to the investments in SPEs decreased by SEK (57) million to SEK 280 million from SEK 337 million.

Interest expense for the six months ended June 30, 2009, increased SEK (122) million to SEK (976) million from SEK (854) million for the six months ended June 30, 2008 due to increased interest expenses for investments related to mainly the DrillMax units, offset by decreased interest expenses from valuation of interest rate swaps which were SEK 159 million for the six months ended June 30, 2009, compared to SEK (112) million for the six months ended June 30, 2008. Interest expense for the investments in SPEs decreased SEK 58 million to SEK (138) million from SEK (196) million.

During the six months ended June 30, 2009, the Company had foreign exchange losses, net of SEK (166) million. During the six months ended June 30, 2008, the Company had foreign exchange gains, net of SEK 38 million.

Other financial income (expense) of SEK (25) million for the six months ended June 30, 2009, includes SEK (27) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs and a gain of SEK 55 million related to bunker hedges. Other financial income (expense) of SEK (84) million for the six months ended June 30, 2008, included SEK (30) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs.

Income taxes

Income taxes for the six months ended June 30, 2009, were SEK 61 million, consisting of current taxes of SEK (116) million and deferred taxes of SEK 177 million. Income taxes for the six months ended June 30, 2008, were SEK 59 million, consisting of current taxes of SEK (100) million and deferred taxes of SEK 159 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of June 30, 2009, the Company had total cash and marketable securities of SEK 8,288 million as compared with SEK 9,174 million as of December 31, 2008.

For the six months ended June 30, 2009, cash flows provided by operating activities amounted to SEK 3,080 million as compared to SEK 3,952 million in the first six months ended June 30, 2008. For the six months ended June 30, 2009, cash flows used in investing activities amounted to SEK (1,165) million, including SEK (2,754) million related to capital expenditures. For the six months ended June 30, 2008, cash flows used in investing activities amounted to SEK (2,972) million, including SEK (4,474) million related to capital expenditures. Cash flows used in financing activities for the six months ended June 30, 2009, amounted to SEK (1,950) million. For the six months ended June 30, 2008, cash flows used in financing activities amounted to SEK (544) million.

Total interest bearing debt as of June 30, 2009, was SEK 43,087 million, excluding the debt in the SPEs, as compared with SEK 45,490 million as of December 31, 2008. Interest bearing debt in the SPEs as of June 30, 2009, was SEK 9,283 million as compared with SEK 9,492 million as of December 31, 2008. As of June 30, 2009, $365 million was utilized under the $1 billion revolving credit facility, of which $20 million was used for issuing of bank guarantees and letters of credit. As of December 31, 2008, a total of $676 million was outstanding under this facility, of which $18 million was used for issuing of bank guarantees and letters of credit. The utilization of the $350 million revolving credit facility, that has been entered into by Stena Royal S.a.r.l. (“Stena Royal”), a subsidiary in the unrestricted group, was as of June 30, 2009, $ 0 million as compared with $90 million as of December 31, 2008.

Total construction in progress as of June 30, 2009, was SEK 8,587 million as compared to SEK 7,555 million as of December 31, 2008. The remaining capital expenditure commitment for newbuildings on order as of June 30, 2009, was SEK 11,718 million, of which SEK 2,816 million is due during 2009, SEK 4,994 million is due during 2010 and SEK 3,908 million is due 2011. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements; financing for 80% of the unpaid balance has already been arranged.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

We issued $200 million Senior Notes due 2012 in November 2002, $175 million Senior Notes due 2013 in December 2003 and $250 million Senior Notes due 2016 in November 2004. In February 2007, we purchased approximately $177 million of our Senior Notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of Senior Notes due 2017 and €102 million of Senior Notes due 2019. As of June 30, 2009, Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than two small properties) and four subsidiaries, Mondaldi Ltd, Stena Investment Luxembourg S.á.r.l. (‘‘Stena Investment’’), Stena Royal, and Stena Adactum AB (‘‘Adactum’’), whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which the Senior Notes were issued, the subsidiaries through which the property operations are conducted (other than one small property), together with Mondaldi Ltd, Stena Investment, Stena Royal and Adactum, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

During 2008, we repurchased $17.7 million of our Senior Notes due 2013 and $43.3 million of our Senior Notes due 2016. As of December 31, 2008, we had outstanding $153.1 million principal amount of Senior Notes due 2013 and $128.7 million principal amount of Senior Notes due 2016. As of June 30, 2009, there were $153.1 million of our Senior Notes due 2013 outstanding and $128.7 million of our Senior Notes due 2016 outstanding.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.7492, the noon buying rate on June 30, 2009.

Condensed Consolidated Income Statements – Restricted group

	Six month period ended
	June 30, 2008	June 30, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,727	4,350	561
Drilling	2,400	4,296	554
Shipping	2,000	1,686	218
Property	-	1	0
Other	1	3	0
Total revenues	9,128	10,336	1,333

Net gain on sales of assets	33	151	19
Total other income	33	151	19

Direct operating expenses:
Ferry operations	(3,481)	(3,422)	(442)
Drilling	(951)	(1,536)	(198)
Shipping	(1,599)	(1,606)	(207)
Property	(1)	(1)	0
Other	(8)	(19)	(2)
Total direct operating expenses	(6,040)	(6,584)	(849)

Selling and administrative expenses	(999)	(1,046)	(135)
Depreciation and amortization	(991)	(1,563)	(202)

Total operating expenses	(8,030)	(9,193)	(1,186)

Income from operations	1,131	1,294	166
Financial income and expense:
Dividends received	41	21	3
Gain (loss) on securities, net	724	255	33
Interest income	252	167	22
Interest expense	(341)	(512)	(66)
Foreign exchange gains (losses), net	89	(191)	(25)
Other financial income (expense), net	(40)	30	4

Total financial income and expense	725	(230)	(29)

Income before taxes	1,856	1,064	137
Income taxes	(65)	(4)	(1)

Net income	1,791	1,060	136

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2008	June 30, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	398	436	56
Tangible fixed assets:
Vessels	24,391	23,309	3,008
Construction in progress	6,848	7,997	1,032
Equipment	888	1,344	173
Ports…………………………………………………………………….	946	1,031	133
Property	468	488	63
Total tangible fixed assets	33,541	34,169	4,409
Financial fixed assets:
Marketable securities	885	851	110
Intercompany accounts, noncurrent	4,883	5,149	664
Other assets	8,771	6,769	874
Total noncurrent assets	48,478	47,374	6,113
Current assets:
Inventories	229	281	36
Trade debtors	2,819	2,537	328
Other receivables	3,156	3,417	441
Intercompany accounts, current	1,817	886	114
Prepaid expenses and accrued income	1,247	1,776	229
Short-term investments	3,618	3,013	389
Cash and cash equivalents	917	865	112
Fixed assets held for sale	448	458	59
Total current assets	14,251	13,233	1,708

Total assets	62,729	60,607	7,821

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity:
Share Capital	5	5	1
Reserves	23,668	24,265	3,131
Total shareholders’ equity	23,673	24,270	3,132

Noncurrent liabilities:
Long-term debt	18,572	16,435	2,121
Senior notes	6,681	6,542	844
Capitalized lease obligations	1,972	1,641	212
Other noncurrent liabilities	1,909	1,690	218
Other interest bearing debt	682	683	88
Deferred income taxes	778	701	90
Other provisions	3,140	3,296	426
Total noncurrent liabilities	33,734	30,988	3,999
Current liabilities:
Short-term debt	845	1,236	160
Capitalized lease obligations	127	343	44
Trade accounts payable	643	960	124
Income tax payable	81	104	13
Other liabilities	1,505	542	70
Intercompany balances, current		8	1
Accrued costs and prepaid income	2,121	2,156	278
Total current liabilities	5,322	5,349	690

Total shareholders’ equity and liabilities	62,729	60,607	7,821

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Six month period ended
	June 30, 2008	June 30, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	1,791	1,060	136
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	991	1,563	202
Gain on sale of assets	(33)	(151)	(19)
Gain on securities, net	(724)	(255)	(33)
Unrealized foreign exchange (gains) losses	31	224	29
Deferred income taxes	(14)	(71)	(9)
Other non cash items	(24)	217	28
Provision for pensions	(128)	(130)	(17)
Net cash flows from trading securities	225	(175)	(22)
Changes in working capital	1,434	5	1
Net cash provided by operating activities	3,549	2,287	296

Net cash flows from investing activities:
Purchase of intangible assets	(35)	(16)	(2)
Cash proceeds from sale of property, vessels and equipment	193	249	32
Capital expenditure on property, vessels and equipment	(3,846)	(2,314)	(299)
Purchase of subsidiaries, net of cash acquired	(55)	-	-
Proceeds from sale of securities	78	284	37
Purchase of securities	(560)	0	0
Other investing activities	(161)	(7)	(1)
Net cash used in investing activities	(4,386)	(1,804)	(233)

Net cash flows from financing activities:
Proceeds from issuance of debt	3,514	907	117
Principal payments on debt	(876)	(443)	(57)
Net change in borrowings on line-of-credit agreements	(2,261)	(1,228)	(158)
Principal payments on capital lease obligations	(543)	(65)	(8)
Net change in restricted cash accounts	215	652	84
Intercompany accounts	1,505	(233)	(30)
Dividends paid	(390)	(190)	(25)
Other financing activities	0	70	9
Net cash provided by/used in financing activities	1,164	(530)	(68)

Effect of exchange rate changes on cash and cash equivalents	15	(5)	(1)

Net change in cash and cash equivalents	342	(52)	(6)

Cash and cash equivalents at beginning of period	505	917	118

Cash and cash equivalents at end of period	847	865	112

Other data – Restricted Group

	Six month period ended
	June 30, 2008	June 30, 2009
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	2,374	3,024	390

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

	Six month period ended
	June 30, 2008	June 30, 2009
	SEK	SEK	$
	(in millions)
Income from operations	1,131	1,294		166
Adjustments:
Interest income	252	167		22
Depreciation and amortization	991	1,563		202
Adjusted EBITDA	2,374	3,024		390
Adjustments:
Gain on sale of vessels	(33)	(151)		(19)
Net cash flows from trading securities	225	(175)		(22)
Interest expense	(341)	(512)		(66)
Unrealized foreign exchange (gains) losses	31	224		29
Provisions for pensions	(128)	(130)		(17)
Other non cash items	(24)	217		28
Changes in working capital	1,434	5		1
Other items	11	(215)		(28)
Net cash provided by operating activities	3,549	2,287		296